August 23, 2010

Mr. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549-4628

Mail Stop 4628

Re:	Anadarko Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed May 4, 2010 and August 3, 2010
File No. 1-08968

Dear Mr. Schwall:

On May 18, 2010, Anadarko Petroleum Corporation (“Anadarko”, or the “Company,”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), to which we submitted our response on May 28, 2010. On August 10, 2010, we received additional comments of the Staff to the Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (“Form 10-Q”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K and Form 10-Q are materially accurate and that amendment is not necessary. As indicated in certain responses below, we respectfully propose to make appropriate clarifications or modifications to certain of our disclosures in future filings.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Items 1 and 2. Business Properties

Oil and Gas Properties and Activities

Proved Reserves, page 8

1.

We have reviewed your response to prior comment 1 from our letter dated May 18, 2010. In future filings, to the extent that you determine it is appropriate to aggregate continents and countries into an “International” group, please expand your chart here to include a footnote indicating the continents or countries included in this group.

Response: The Company acknowledges the Staff’s comment and the Company will include a footnote indicating continents and countries included in the “International” group to the extent such disclosure is appropriate in future filings.

2.

We have reviewed your response to prior comment 2 from our letter dated May 18, 2010. Please confirm to us that you have determined that natural gas liquids do not represent a significant portion of your crude oil reserves and, hence do not require separate disclosure in accordance with the requirements of ASC 932-235-50-4(a). Please provide to us your significance analysis. Also, tell us how you have considered changes in the reserves of these products with regard to your requirement to discuss business trends.

Response: The Company determined that its natural gas liquids (NGL) reserves, which represented 11% of the Company’s total proved reserves on an oil-equivalent basis at December 31, 2009, did not represent a significant portion of the Company’s total proved reserves, and therefore did not warrant separate disclosure. Accordingly, the Company did not consider a discussion of trends related to these insignificant reserve volumes to constitute meaningful disclosure. If NGL reserves increase such that the Company’s NGL reserves exceed 15% of total proved reserves, the Company will include disclosure and discussion of business trends related to its NGL reserves at that time. Discussion regarding changes in the balance of the Company’s reserves by product type is contained on page 46 of the Company’s Form 10-K, which references and should be read in conjunction with the discussion and product-type reserve schedules contained on pages 121-123 of the Company’s Form 10-K, under Supplemental Information on Oil and Gas Exploration and Production Activities – Oil and Gas Reserves.

3.

We note your response to prior comment 3 from our letter dated May 18, 2010. The guidance in SEC Release 33-8995 is not limited to material changes. It also indicated that “to the extent that any discussion or analysis of known trends, demands, commitments, uncertainties, and events that are reasonably likely to have a material effect on the company is directly relevant to a particular disclosure required by Subparet 1200” issuers should consider providing such information. While the year-to-year

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

changes from 2008 to 2009 in proved undeveloped reserves may not be “material,” we note from the disclosure on page 122 and 123, there appears to be a downward trend in both proved developed and proved undeveloped reserves going back to 2006. Tell us the consideration that you have given to addressing this trend either in this section or under MD&A in light of the importance of reserves to your operations.

Response: Total proved reserves decreased from 3.0 billion barrels of oil equivalent (BOE) at year-end 2006 to 2.3 billion BOE at year-end 2009. The declines in both proved developed (PDP) and proved undeveloped (PUD) reserves from 2006 through 2009 were largely attributable to the Company’s divestiture program undertaken subsequent to the Company’s 2006 acquisitions of Kerr-McGee Corporation and Western Gas Resources, Inc. Specifically, the Company’s 2007 and 2008 asset-realignment and divestiture program resulted in the disposition of assets associated with 757 million BOE of the 3.0 billion BOE of total proved reserves which were reported at year-end 2006. PDPs and PUDs represented 61% and 39% of divested reserve volumes, respectively.

The impact of divestitures on reported proved reserve volumes for 2007 and 2008 is discussed in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2007, 2008, and 2009. The following 2009 Form 10-K page references highlight the Company’s disclosure of the impact of 2007 and 2008 divestitures:

•	pages 35, 37, 39 – Financial Results

•	page 40 – Gains (Losses) on Divestitures and Other, net

•	pages 45-46 – Divestitures

•	page 47 – Sales in Place

•	pages 78-79 – Notes to Consolidated Financial Statements – Footnote #2 – Divestitures and Other

•	page 121 – Supplemental Information on Oil and gas Exploration and Production Activities – Oil and Gas Reserves

4.

We note your response to prior comment 4 from our letter dated May 18, 2010. Please clarify whether you have recorded a reduction in your reserves in the fields that you have gathered new information since the original ELA evaluations.

Response: Since the original ELA evaluations for the El Merk field areas, new information obtained from the drilling of 27 additional wells further defined the areal extent of the hydrocarbon reservoirs and resulted in an increase in proved reserves for El Merk at year-end 2004. Since then, the drilling of 24 additional delineation wells along with interference testing resulted in changes to the structural models and stratigraphic

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

interpretations, which reduced El Merk reserves. The Company expects El Merk proved reserves to increase in the future based on the Company’s current understanding of the reservoirs and the technical evaluations conducted to date.

5.

Your response to prior comment 5 from our letter dated May 18, 2010 states that you have developed six different phase areas of Salt Creek. Please clarify whether you consider the development of the Salt Creek field to be one development project or six separate projects. In addition, explain whether a final investment decision has been made on all six phase areas of the Salt Creek field. We refer you to the interpretations in Question 108.01 and 131.04 of the Oil and Gas Rules Compliance and Disclosure Interpretations released on October 26, 2009.

Response:

The initiation of the Salt Creek field CO2-flood development project required a large up-front capital expenditure, the majority of which would not be recoverable absent the Company’s commitment to fully develop the project. Accordingly, and in accordance with the interpretation in Question 108.01, the Company considers the project to be a single, integrated development project with continuous and phased implementation over several years.

In regard to the Staff’s use of the term “final investment decision” with respect to the six phase areas of the Salt Creek field, a final investment decision was made for the development project as a whole at the time the Company committed to purchase Howell Corporation and to install a large CO2-supply pipeline. The Company’s success in contracting for a long-term supply of CO2 reinforced its commitment to fully develop the Salt Creek field CO2-flood development project.

The Company has invested in these six phases, and all field development activities for these phases have been completed. In addition, the Company continues to actively develop the additional phases of the Salt Creek field consistent with the project’s development timeline.

Evaluation and Review, page 9

6.

We note your response to prior comment 6 from our letter dated May 18, 2010. Expand your disclosure to clarify that M&L did “not offer an opinion on the reasonableness of the estimated reserves quantities.” Both your disclosure and the report should clearly state that a process review is not of sufficient rigor to establish appropriate classifications and quantities of reserves and is not equivalent to an audit of reserves.

Response: The sixth paragraph of the Miller & Lents (M&L) report states that its work “was a review of Anadarko’s procedures and methods only and does not constitute a complete review, study, or audit of Anadarko’s estimated proved reserves…” In addition,

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

page 9 of Anadarko’s Form 10-K states “Anadarko’s estimates of proved reserves and associated future net cash flows as of December 31, 2009 were made solely by the Company’s engineers and are the responsibility of management…” and further provides a detailed description of the nature and scope of the procedures and methods review conducted by M&L. In light of the foregoing, the Company does not consider the existing Form 10-K language misleading as to the scope of work performed by M&L. However, the Company will include the above-suggested disclosure in future filings, and will request that M&L consider the inclusion of substantially similar language in future reports to the Company.

7.

With regards to your response to prior comment 7 from our letter dated May 18, 2010, it is the staff’s view that there is no meaningful difference between “generally accepted engineering and evaluation principles” and “principles and techniques that are in accordance with practices generally accepted in the petroleum industry.” See also our comments on Exhibit 99.

Response: The Company acknowledges the Staff’s comment and refers the Staff to the Company’s response below to Comment 10 concerning Exhibit 99.

Regulatory Matters, Environment and Additional Factors Affecting Business, page 15

8.

We note your response to prior comment 11 from our letter dated May 18, 2010. However, in Note 19 “segment information” on page 111, you disclose sales revenue based on origin of the sales, with 82.4% originating in the United States, and you also disclose net property and equipment by geographic area, with 92% located in the United States. From this, it appears, at a minimum, that a detailed description of the current applicable regulations on environmental matters for the areas that you operate within the United States should be provided; with sufficient information for the reader to be able ascertain the extent to which you may “adversely affected” by current or proposed regulations.

Response: Pages 15 and 60 of the Company’s Form 10-Q for the second quarter of 2010 contain additional, updated disclosure regarding certain U.S. environmental regulations that may apply to the Company and its operations. Moreover, although there are several other regulations applicable to Anadarko’s operations, the Company does not believe such regulations will have a material impact at this time. Accordingly, the Company considers this disclosure to provide sufficient information for readers to ascertain the extent to which the Company may be adversely affected by current or proposed environmental regulations. As this is an area of significant governmental, industry and Company focus, the Company will continue to update these disclosures as warranted by additional regulation and interpretation. Further, to address the Staff’s comment, the

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

Company will undertake to include disclosure in substantially the form below in future filings:

Environmental, Health and Safety Regulations

Anadarko’s business operations are subject to numerous international, federal, state and local environmental, health and safety laws and regulations pertaining to the release, emission or discharge of materials into the environment; the generation, storage, transportation, handling and disposal of materials (including solid and hazardous wastes); the occupational health and safety of employees; or otherwise relating to the prevention, mitigation or remediation of pollution, or the preservation or protection of natural resources, wildlife or the environment. The more significant of these existing environmental, health and safety laws and regulations include the following United States laws and regulations:

•	The U.S. Clean Air Act, which restricts the emission of air pollutants from many sources and imposes various pre-construction, monitoring and reporting requirements.

•	The U.S. Federal Water Pollution Control Act, also known as the federal Clean Water Act, which regulates discharges of pollutants from facilities to state and federal waters.

•

The U.S. Oil Pollution Act of 1990, which subjects owners and operators of vessels, onshore facilities and pipelines, as well as lessees or permittees of areas in which offshore facilities are located, to strict liability for removal costs and damages arising from an oil spill in waters of the U.S.

•

U.S. Department of the Interior regulations, which relate to offshore oil and natural gas operations in U.S. waters and impose liability for the cost of pollution cleanup resulting from operations, as well as potential liability for pollution damages.

•

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, a remedial statute that imposes strict liability on generators, transporters and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur.

•	The U.S. Resource Conservation and Recovery Act, which governs the treatment, storage and disposal of solid wastes, including hazardous wastes.

•

The U.S. Federal Safe Drinking Water Act, which ensures the quality of the nation’s public drinking water through adoption of drinking water standards and controlling the injection of waste fluids into below-ground formations that may adversely affect drinking water sources.

•

The U.S. Emergency Planning and Community Right-to-Know Act, which requires facilities to disseminate information on chemical inventories to employees as well as local emergency planning committees and response departments.

•

The U.S. Occupational Safety and Health Act, which establishes workplace standards for the protection of the health and safety of employees, including the implementation of hazard communications programs designed to inform employees about hazardous

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

substances in the workplace, potential harmful effects of these substances and appropriate control measures.

•

The National Environmental Policy Act, which requires federal agencies, including the U.S. Department of the Interior, to evaluate major agency actions having the potential to significantly impact the environment and which may require the preparation of Environmental Assessments and more detailed Environmental Impact Statements that may be made available for public review and comment.

•

The Endangered Species Act, which restricts activities that may affect federally-identified endangered and threatened species or their habitats through the implementation of operating restrictions or a temporary, seasonal or permanent ban in affected areas.

•

The Marine Mammal Protection Act, which ensures the protection of marine mammals through the prohibition, with certain exceptions, of the taking of marine mammals in U.S. waters and by U.S. citizens on the high seas and which may require the implementation of operating restrictions or a temporary, seasonal or permanent ban in affected areas.

•

The Migratory Bird Treaty Act, which implemented various treaties and conventions between the U.S. and certain other nations for the protection of migratory birds and, pursuant to which the taking, killing or possessing of migratory birds is unlawful without a permit, thereby potentially requiring the implementation of operating restrictions or a temporary, seasonal or permanent ban in affected areas.

These laws and their implementing regulations, as well as state counterparts, generally restrict the level of pollutants emitted to ambient air, in discharges to surface water, and in disposals or other releases to surface and below-ground soils and ground water. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial and corrective action obligations or the incurrence of capital expenditures, the occurrence of delays in the development of projects, and the issuance of injunctions restricting or prohibiting some or all of the Company’s activities in a particular area. Compliance with these laws and regulations also, in most cases, requires new or amended permits that may contain new or more stringent technological standards or limits on emissions, discharges, disposals or other releases in association with new or modified operations. Application for these permits can require an applicant to collect substantial information in connection with the application process, which can be expensive and time-consuming. In addition, there can be delays associated with public notice and comment periods required prior to the issuance or amendment of a permit as well as the agency’s processing of an application. Many of the delays associated with the permitting process are beyond the control of the Company.

Many states and foreign countries where the Company operates also have, or are developing, similar environmental laws, regulations or analogous controls governing many of these same types of activities. While the legal requirements may be similar in

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

form, in some cases the actual implementation of these requirements may impose additional, or more stringent, conditions or controls that can significantly alter or delay the development of an oil and natural gas project or substantially increase the cost of doing business.

Anadarko is also subject to certain laws and regulations relating to environmental remediation obligations associated with current and past operations.

Federal and state occupational safety and health laws require the Company to organize information about materials, some of which may be hazardous or toxic, that are used, released or produced in Anadarko’s operations. Certain portions of this information must be provided to employees, state and local governmental authorities and responders, and local citizens. The Company is also subject to the safety hazard communication requirements and reporting obligations set forth in federal workplace standards.

The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor easily determinable as new standards, such as air emission standards and water quality standards, continue to evolve. However, environmental laws and regulations, including those that may arise to address concerns about global climate change, are expected to continue to have an increasing impact on the Company’s operations in the United States and in other countries in which Anadarko operates. Notable areas of potential impacts include air emission monitoring and compliance and remediation obligations in the United States.

The Company has made and will continue to make operating and capital expenditures, some of which may be material, to comply with environmental, health and safety laws and regulations. These are necessary business costs in the Company’s operations and in the oil and natural gas industry. Although the Company is not fully insured against all environmental, health and safety risks, and the Company’s insurance does not cover any penalties or fines that may be issued by a governmental authority, it maintains insurance coverage that it believes is customary in the industry. Moreover, it is possible that other developments, such as stricter and more comprehensive environmental, health and safety laws and regulations, as well as claims for damages to property or persons, resulting from the Company’s operations, could result in substantial costs and liabilities, including administrative, civil and criminal penalties, to Anadarko. The Company believes that it is in material compliance with existing environmental, health and safety regulations. Further, the Company believes that the cost of maintaining compliance with these existing laws and regulations will not have a material adverse effect on its business, financial position or results of operations or cash flows, but new or more stringent laws and regulations could increase the cost of doing business, and such increases could be material.

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

Exhibit 99

9.

The third paragraph indicates that Anadarko’s “general” procedures and methods are “reasonable and in accordance with SEC reserves definitions. It is not clear to the staff what is meant by “general” procedures as to compared Anadarko’s procedures without limitation. It is also not clear what is meant by the statement that these are “reasonable.” Explain to us why the qualifier “general” is appropriate and why it is appropriate to describe these procedures as reasonable rather than effective. In this regard, we note that the first paragraph of Section IV.B.3.f. of SEC Release 33-8995 points out that under the SPE’s reserves auditing standards a process review is an investigation “to address the adequacy and effectiveness of an entity’s internal processes and controls relative to reserves estimation.”

Response: The Company refers the Staff to the response to Comment 10.

10.

The final paragraph references “accepted standards of professional investigation.” We are not familiar with such standards. Please direct us to those standards. Likewise, we are not familiar with the term “generally recognized uncertainties.” Please advise or revise.

Response: M&L was retained by the Company to provide an independent assessment of the procedures and methods employed by the Company in its preparation of internal estimates of proved reserves and related future net revenues. The Company believes that M&L’s industry experience and staff qualifications (as noted in the M&L report) provide strong evidence as to M&L’s ability to adequately apply SEC regulations and guidance during the course of a procedures and methods review. Accordingly, with respect to M&L’s statement that “the general procedures and methods employed by Anadarko in estimating its December 31, 2009 proved reserves and future net cash flows are reasonable and in accordance with the SEC reserves definitions,” the Company interprets such statement to mean that, in M&L’s judgment, the Company’s internal process and controls related to reserves estimation are effective.

The Company believes the M&L report when read in its entirety sufficiently describes the scope and results of M&L’s independent assessment of the procedures and methods employed by the Company in preparing its internal estimates of proved reserves and related future net revenues. As the M&L report constitutes an independent third-party report, the Company is not positioned to interpret, on behalf of M&L, the specific meaning of words and phrases contained in the M&L report. In addition, while the Company may suggest changes to wording contained in the M&L report, the Company does not have the ability to change specific wording. However, in order to address the Staff’s comments, the Company’s understanding of the following words and phrases is provided below:

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

•

“General” procedures refer to procedures that significantly impact the Company’s internal estimates of proved reserves. All significant procedures and methods used by the Company to estimate its reserves were reviewed by M&L.

•

“Reasonable” was used to conform the language in the M&L report to language contained in the SEC definitions. In the Company’s view, the SPE use of the term “effective” is consistent with the term “reasonable” as both terms are intended to refer to a logical and rational process review that conforms to industry-standard reserve review and estimation processes.

•

“Accepted standards of professional investigation” is a term that the Company considers to be consistent with SPE standards identified in SPE’s Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information approved by the SPE Board in June 2001 and revised in June 2007. Please see Article IV—Standards of Independence, Objectivity, and Confidentiality for Reserves Estimators and Reserves Auditors, Article V—Standards for Estimating Reserves and Other Reserves Information, and Article VI—Standards for Auditing Reserves and Other Reserves Information. This information can be found at
http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf

•

In the Company’s view, the term “generally recognized uncertainties” was not intended to represent an industry-standard or defined term but instead constitutes a broader reference to uncertainties inherent in the interpretation of geological, geophysical, and engineering information, as further described in the risk factor on page 21 of the Company’s Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

11.

We note your discussion in Note 3, and in a risk factor on page 70, of the impact of the moratorium on your operations in the Gulf of Mexico. You disclose that you ceased all drilling operations in the Gulf of Mexico, which resulted in the suspension of operations of two deepwater wells (Lucius and Nansen) and one non-operated deepwater well (Vito). While the moratorium does not apply to workovers, completions, plugging and abandonment or production activities, you also disclose that in order to continue such activities, you are required to comply with additional safety inspection and certification requirements. With a view towards possible disclosure, quantify for us the impact that the moratorium and increased safety inspection and certification requirements has had or will have on your results of operations for the remainder of fiscal 2010. Please also discuss the extent to which you have been able to redirect capital and mitigate the negative impact to your results of operations, if any. We note your earnings call of August 4, 2010 in which Mr. Hackett addresses your efforts to redirect capital from the Gulf to “other areas of [your] portfolio.”

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

Response: The Company is conducting (and has required all relevant contractors to conduct) the additional safety inspection procedures and certification requirements so that Anadarko is positioned to satisfy requests set forth in the notices to lessees (NTLs). The Company and its contractors have provided certifications related to those items mandated by the NTL No. 5 certification requirement. The Company is also actively participating in industry task forces that continue to identify and ensure compliance with all requirements. However, uncertainty remains as to the issuance of additional regulations by the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE, formerly, the Minerals Management Service) as well as to further interpretations of currently issued regulations and notices and to the ultimate length of the moratorium. Based on the information available to the Company, the Company does not expect these actions to have a material impact on its financial condition or results of operations for fiscal year 2010.

During the second quarter of 2010, the Company incurred approximately $11.7 million in costs associated with force majeure payments on certain leased drilling rigs as a result of the moratorium and expects future costs associated with force majeure payments to be immaterial to the Company’s financial results for the remainder of 2010. Additionally, other moratorium- and certification-related costs are likely to occur as the result of delays in project development, which may adversely impact the timing of future production volumes. However, the Company does not currently expect these items to have a material impact on the Company’s financial condition or results of operations for the remainder of fiscal year 2010.

With respect to the reallocation of capital, on page 59 of the Company’s Form 10-Q for the second quarter of 2010, the Company states that “approximately 3% of its capital spending has been re-allocated from the Gulf of Mexico to other areas.” In that discussion, the Company also reaffirms its aggregate capital spending guidance for 2010.

12.

In a risk factor on page 70, you disclose that as the deepwater Gulf of Mexico (as well as international deepwater locations) lacks the extent of physical and oilfield service infrastructure present in shallow waters, it may be difficult for you to quickly or effectively execute on any contingency plans related to future events similar to the Macondo well oil spill. Please tell us what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Response: Domestically, Anadarko has in place and maintains both a Regional (Central and Western GOM) and Sub-Regional (Eastern GOM) Oil Spill Response Plan (“Plans”) for the Company’s Gulf of Mexico operations, which detail procedures for rapid and effective response to spill events that may occur as a result of Anadarko’s operations. The Plans are reviewed annually and updated as necessary. Drills are conducted at least annually to test the effectiveness of the Plans and include the participation of spill-response contractors, representatives of Clean Gulf Associates (CGA, a not-for-profit

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

association of production and pipeline companies operating in the Gulf of Mexico), and representatives of relevant governmental agencies. The Plans are also reviewed and approved by the BOEMRE.

As part of the Company’s oil spill response preparedness, and included in the Plans, Anadarko maintains membership in, and has an employee representative on the executive committee of CGA. CGA was created to provide a means of effectively staging response equipment and to provide effective spill-response capability for its member companies operating in the Gulf of Mexico. To this end, CGA has leased its marine equipment to the Marine Spill Response Corporation (MSRC), a national, private, not-for-profit marine spill-response organization.

MSRC has positioned CGA’s equipment and materials in a ready state at various staging areas around the Gulf of Mexico. In the event of a spill, MSRC stands ready to mobilize all of its equipment and materials, including skimmers, fast-response vessels, fast-response containment-skimming units, a large skimming containment barge, numerous containment systems, wildlife cleaning and rehabilitation facilities and dispersant inventory to CGA members. MSRC also handles the maintenance and mobilization of CGA non-marine equipment. MSRC has service contracts in place with many domestic environmental contractors as well as with hundreds of other companies that provide support services during the execution of spill-response activities. In the event of a spill, MSRC will activate these contracts as necessary to provide additional resources or support services requested by CGA. In addition, CGA maintains a service contract with Airborne Support Inc., which provides aircraft and dispersant capabilities for CGA member companies.

The Company also has in place a contract with the National Response Corporation (NRC), a service provider for emergency and crisis management response capabilities (including oil spills) using pre-identified commercial vessels of opportunity to stage and respond to member companies’ response needs. NRC is included as a provider in the Company’s federally approved oil spill response plans.

Internationally, Anadarko has in place emergency and oil spill response plans for each of its exploration and operational activities around the globe. Each plan satisfies the requirements of the relevant local or national authority, describes the actions the Company will take in the event of an incident, is subject to drills at least annually and include reference to external resources which may become necessary in the event of an incident. Included in the external resources is the Company’s contract with Oil Spill Response Limited (OSR), a global emergency and oil spill response organization headquartered in London. OSR, maintains specialized equipment in a ready state for deployment in the event such equipment is needed by one of its members. Equipment provided by OSR includes, boom, recovery equipment, ancillary equipment, fast-response trailers, and aircraft to transport their equipment and conduct dispersant application.

Mr. Roger Schwall

United States Securities and Exchange Commission

August 23, 2010

In addition to Anadarko’s membership in CGA, OSR and NRC, and in light of the current events in the Gulf of Mexico, the Company is participating in industry-wide task forces, which are currently studying improvements in both gaining access to and controlling blowouts in subsea environments. Two such task forces are the Subsea Well Control and Containment Task Force and the Oil Spill Task Force.

The Company expects to provide disclosures regarding its emergency response programs in its future filings consistent with what it has outlined above, together with such additional processes and procedures as the Company elects, or is required by applicable regulation to implement.

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, of if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ ROBERT G. GWIN

cc:	H. Paulett Eberhart, Chairperson, Audit Committee
Christopher O. Champion, KPMG LLP
David P. Oelman, Vinson & Elkins L.L.P.
D. Alan Beck, Jr., Vinson & Elkins L.L.P.